Filed Pursuant to Rule 433

Registration No. 333-276909

Dated October 27, 2025

PRICING TERM SHEET

October 27, 2025

Southwest Airlines Co.

$750,000,000 4.375% Notes due 2028

$750,000,000 5.250% Notes due 2035

Issuer:	Southwest Airlines Co.

Securities:	4.375% Notes due 2028 (the “2028 Notes”)

5.250% Notes due 2035 (the “2035 Notes” and, together with the 2028 Notes, the “Notes”)

Expected Ratings (Moody’s/S&P/Fitch):*	Baa2/BBB/BBB+

Principal Amount:	2028 Notes: $750,000,000 2035 Notes: $750,000,000

Maturity Date:	2028 Notes: November 15, 2028 2035 Notes: November 15, 2035

Coupon:	2028 Notes: 4.375% 2035 Notes: 5.250%

Price to Public:	2028 Notes: 99.951% of the principal amount, plus accrued interest, if any, from November 3, 2025 2035 Notes: 99.774% of the principal amount, plus accrued interest, if any, from November 3, 2025

Spread to Benchmark Treasury:	2028 Notes: + 88 basis points 2035 Notes: + 128 basis points

Benchmark Treasury:	2028 Notes: 3.500% UST due October 15, 2028 2035 Notes: 4.250% UST due August 15, 2035

Benchmark Treasury Price and Yield:	2028 Notes: 99-307/8 / 3.512% 2035 Notes: 102-00+ / 3.999%

Yield to Maturity:	2028 Notes: 4.392% 2035 Notes: 5.279%

Interest Payment Dates:	2028 Notes: May 15 and November 15 of each year, beginning on May 15, 2026 2035 Notes: May 15 and November 15 of each year, beginning on May 15, 2026

Payment Frequency:	Semi-Annually

Redemption Provisions:

Make-Whole Call:	2028 Notes: Treasury plus 15 basis points 2035 Notes: Treasury plus 20 basis points

Par Call:	2028 Notes: On or after October 15, 2028 2035 Notes: On or after August 15, 2035

Day Count Convention:	30/360

Change of Control Offer:	If a change of control triggering event occurs with respect to either series of Notes, the issuer will be required, subject to certain conditions, to offer to repurchase such Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Trade Date:	October 27, 2025

Settlement Date:	November 3, 2025 (T+5)

CUSIP/ISIN:	2028 Notes: 844741 BL1 / US844741BL17 2035 Notes: 844741 BM9 / US844741BM99

Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Barclays Capital Inc.

BNP Paribas Securities Corp.

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Manager:	Comerica Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The information herein supplements the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent inconsistent with the information in the preliminary prospectus supplement.

The issuer expects to deliver Notes against payment for the Notes on the Settlement Date, which will be the fifth business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the first business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, Goldman Sachs & Co. LLC at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533 or Morgan Stanley & Co. LLC at 1-866-718-1649.

The communication of this term sheet and any other document or materials relating to the issue of the Notes is not being made, and this term sheet and such other documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”).

Accordingly, this term sheet and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This term sheet and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be communicated or distributed under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This term sheet and any such other documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet and any such other documents and/or materials relate will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any other documents and/or materials relating to the issue of the Notes or any of their contents

No PRIIPs or UK PRIIPs KID – No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail investors in the European Economic Area or United Kingdom.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another electronic communication system.

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